PRIMERO ANNOUNCES REPAYMENT OF CONVERTIBLE NOTE IN SHARES

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated.)

Toronto, Ontario, July 26, 2012 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) announced today that it has provided notice to Goldcorp Inc. (“Goldcorp”) that it will convert the outstanding $30 million principal of the convertible note held by Goldcorp into common shares on its maturity date of August 6, 2012.

The conversion price will be the greater of Cdn$3.74 or 90% of the volume weighted average trading price of the Company’s common shares for the five trading days ended August 6, 2012 and, for the purposes of the conversion, the note will be translated into Canadian dollars at Cdn$1.05 to US $1.00. Accordingly the maximum number of shares to be issued will be 8,442,460, in which case Goldcorp’s ownership of Primero will increase from 35% to 41%.

The Company elected to retain its cash balance for general corporate purposes, including continuing investment in organic growth at its San Dimas mine, while retaining financial flexibility for potential strategic growth opportunities.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
Vice President, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com